UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of April 2013

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                  No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

Veolia Water wins €650 million coal gas contract

Paris, April 15, 2013 – QGC, a 100% subsidiary of BG Group, has just signed a 20-year contract with Veolia Water to manage the three water treatment plants at its coal gas production sites in the Surat Basin, southeast Queensland (Australia).

Following the international call for proposals published by QGC, a 100% subsidiary of BG Group, one of the world’s leading oil and gas companies, Veolia Water won an estimated cumulated total turnover of €650 million contract to treat and recycle the water from the coal gas wells. This 20-year contract also includes an option for a five-year extension.

Competing against three other service companies, Veolia Water was selected by QGC because of its unique expertise in managing the complete production water treatment cycle in the complex area of non-conventional hydrocarbons. Veolia Water’s solid presence in Queensland was also a deciding factor in winning this contract.

Starting in June 2013, Veolia Water will be responsible for managing the three water treatment plants at the Surat Basin coal gas extraction site. The gas field operated by QGC covers an area of 20,000 km2 and includes plans for drilling 6,000 wells by 2030. Veolia Water will treat the production water from these 6,000 wells as they enter production. In all, almost 200,000 m3 of production water will be treated each day with the ongoing guarantee of very high quality at the plants’ outlets.

With a high salt content, the production water – pumped up from the wells together with the methane – must undergo complex treatment before being reused by industrial or agricultural applications. The waters must comply with the stringent standards applied by the Queensland government.

Veolia Water: a major contract in Australian coal gas sector

QGC has chosen Veolia Water over three other companies because of its unique expertise in the area of non-conventional hydrocarbons

AUSTRALIA
Surat Basin, Queensland
Veolia Water
3 treatment plants
200,000 m³/ day of production water to be treated
Water undergoes very complex treatment (very stringent Queensland standards)
2013
650 million euros
20 years
QGC
gas fields 20,000 km²
6,000 wells by 2030
Pipeline
Production water
Gas
Coal

“For Veolia Water, the non-conventional gas market will be one of the most active segments in the coming years,” says Régis Calmels, Senior Executive Vice President in charge of Asia. “There will be major opportunities in Australia which has the world’s third largest coal; gas deposits after the United States and Canada. In Australia, the Queensland deposits are among the biggest of any of the continent country’s states.”

QGC which has already invested a lot in Australia since 2008, is stepping up a gear. It intends financing a project to extend coal gas extraction in the Surat Basin and build a gas liquefaction plant on the east coast 540 kilometers away. Called the Queensland Curtis LNG Project, it will convert the coal gas into liquefied natural gas. This LNG will then be exported to the Asian (Japan, China and Singapore) and Chilean markets, where the demand for energy is constantly on the rise.

“This operation contract is one of the largest we have ever signed with an industrial concern,” says Jean-Michel Herrewyn, Chief Executive Officer of Veolia Water. “It is recognition of our expertise in the highly technical area of non-conventional gases and gives a major boost to our new strategy of achieving 50% of our revenues with industry clients. Given growing energy needs and increasing awareness of environmental responsibility, I have no doubt that, Veolia will be signing more and more contracts of this type.”

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Veolia Water, the water division of Veolia Environnement, is the world leader in water and wastewater services. Specialized in outsourcing services for municipal authorities, as well as industrial and service companies, it is also one of the world’s major designers of technological solutions and constructor of facilities needed in water and wastewater services. With 89 094 employees, Veolia Water provides water service to 100 million people and wastewater service to 71 million. Its 2012 revenue amounted to € 12,078 billion. www.veoliawater.com

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With 220,000 employees*, the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in three complementary segments: water management, waste management and energy management. Veolia Environnement recorded revenue of €29.4 billion* in 2012. www.veolia.com

(* ) Excluding VeoliaTransdev employees and revenues currently under divestment

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Press contacts

Marie-Claire Camus Tel: + 33 (0)1 71 75 06 08 marie-claire.camus@veolia.com	Stéphane Galfré Tel: + 33 (0)1 71 75 19 27 stephane.galfre@veolia.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  April 16, 2013

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot Name: Antoine Frérot Title: Chairman and Chief Executive Officer